Exhibit 99.1

ASX Release

Level 18, 275 Kent Street
Sydney, NSW, 2000

28 March 2025

Westpac market update

Westpac Banking Corporation ("Westpac") today provides the attached update.

For further information:

Hayden Cooper
Group Head of Media Relations
0402 393 619

Justin McCarthy
General Manager, Investor Relations
0422 800 321

This document has been authorised for release by Tim Hartin, Company Secretary.

WESTPAC BANKING CORPORATION ABN 33 007 457 141

WESTPAC 28 MARCH 2025 MARKET UPDATE Westpac Banking Corporation ABN 33 007 457 141 IMPORTANT: This presentation contains a number of 'forward looking statements' which are subject to assumptions, risks and other important information set out in the disclaimer at the back of this presentation.

ANTHONY MILLER CHIEF EXECUTIVE OFFICER

CEO PRIORITIES 3 Westpac Market Update March 2025 PERFORMANCE Improve ROTE and cost to income relative to peers Improve market position CUSTOMER Whole of bank to whole of customer approach Improve customer experience PEOPLE Attract, retain and invest Externally focused, accountable and empowered TRANSFORMATION UNITE Innovate to improve customer outcomes and efficiency RISK Complete CORE transition Managing risk as a differentiator

4 Westpac Market Update March 2025 INNOVATION TO SUPPORT SERVICE EXCELLENCE DIGITAL BANKER BIZEDGE • Supports 20,000 employees • Consistent and better customer experiences across all channels • Automating business lending origination • Faster lending decisions WESTPAC ONE • Leading transaction banking capability for Institutional clients • Enhanced digital experience

Westpac Market Update March 2025 UNITE: ONE BEST WAY – THE BEST OF WESTPAC DELIVERED CONSISTENTLY 1 ‘For sale’ and ‘not for sale’ products across Consumer and Business & Wealth. 5 CONSOLIDATE TECHNOLOGY • Customers experience the best Westpac technology • Significant productivity: Run and change cost reduced • >180 applications decommissioned FEWER PRODUCTS • Easy for customers to manage their banking needs • Capacity to innovate • Products reduced by >70%1 SIMPLIFY PROCESSES • One best way • Consistent customer and employee experience • >700 processes simplified BETTER CUSTOMER EXPERIENCE 1 NPS #1 IMPROVED EMPLOYEE EXPERIENCE 2 EMPLOYEE ENGAGEMENT TOP DECILE GLOBALLY INCREASED SHAREHOLDER RETURN 3 CLOSE CTI RATIO GAP TO PEERS OBJECTIVES

UNITE: MORTGAGES SIMPLIFICATION[1]

Migrating mortgage customers to a single suite of products, processes and applications

FY24	FY25 to FY26	FY27 to FY28	FY28
DISCOVERY	**SIMPLIFY**	**IMPLEMENT**	**DECOMMISSION**
Understand change requirements	Enhance features	Migrate loan data	9 origination apps
Develop delivery plans	Test systems	Migrate offset account data	4 servicing apps
Estimate costs and benefits	Simplify products and processes	Migrate documents & collateral	Simplify tech environment

1 This includes 4 initiatives.

6 Westpac Market Update March 2025

UNITE: MORTGAGES SIMPLIFICATION – EXPECTED OUTCOMES1 7 PRODUCTS REDUCED 17 TO 92 Westpac Market Update March 2025 1 This includes 4 initiatives. 2 Available for sale products. • Consistent experience for new and existing customers • Access to market leading products and features • Faster to serve customers • Simpler, standardised processes • Initiative cost ~$450m • Estimated savings $120m p.a. • Reduced operational risk BETTER CUSTOMER EXPERIENCE IMPROVED EMPLOYEE EXPERIENCE INCREASED 1 2 3 SHAREHOLDER RETURN PROCESSES SIMPLIFIED APPLICATIONS CONSOLIDATED 26 TO 8

UNITE: PROJECT UPDATE

- Group Executive to lead Transformation, including UNITE
- Refining and optimising delivery plan
  - Deposit processor consolidation – new plan for 9 initiatives
  - Initiatives consolidated to 60
    - 41 initiatives currently in progress
    - 4 initiatives complete
- Governance model operating across 3 lines of defence

UNITE INVESTMENT

- 35-40% of total investment[1] from FY25 to FY28
  - $107m invested in 1Q25
  - Expect to invest ~$600m in FY25
  - c.75% of spend to be expensed

PROGRAM STATUS

- Initiative status[2]: 30 Green; 8 Amber; and 7 Red
- Focus on returning initiatives to Green

UNITE INITIATIVES UNDERWAY AND TO COMMENCE IN FY25[1]

6%	64%	75%	c.83%
Mar-24	Sep-24	Mar-25	FY25

1 Total investment expected to be c.$2bn p.a. 2 Includes initiatives that are in progress or completed. Status rating changes with the identification and resolution of issues.

8 Westpac Market Update March 2025

UNITE: RISK MANAGEMENT & GOVERNANCE 9 Westpac Market Update March 2025 3-IN-A-BOX OPERATING MODEL BOARD Active director engagement through Directors oversight working group and regular Board reporting at every meeting EXECUTIVE LEADERSHIP Weekly CEO meeting – risk and performance tracking to committed outcomes PROGRAM LEADERSHIP A team of functional experts focused on initiative delivery with external partner providing technical advice to support the program and Board • Business Led – Single executive accountability – 3-in-a-box operating model • Operating cadence, reporting, monitoring and oversight established • Three lines of defence embedded – 1st line delivery – 2nd line risk oversight supported by external advisors – 3rd line independent assurance RISK MANAGEMENT DIVISIONAL DELIVERY Business accountable for outcomes GOVERNANCE BUSINESS TECHNOLOGY DATA

PETER HERBERT CHIEF TRANSFORMATION OFFICER

UNITE: BUSINESS LED TECH ENABLED 11 Westpac Market Update March 2025 Chief Transformation Officer responsible for UNITE Divisional Group Executives accountable for customer, financial and risk outcomes Technology and Data supporting delivery CHIEF TRANSFORMATION OFFICE CONSUMER Initiatives: 25 BUSINESS & WEALTH Initiatives: 10 WIB Initiatives: 11 TECHNOLOGY, CUSTOMER & CORPORATE SERVICES AND FINANCE Initiatives: 14

12 Westpac Market Update March 2025 UNITE ACTIVITY 1 As at 27-Mar-25. 52% of initiatives PERCENTAGE COMPLETE BY STAGE1 • Understand change requirements • Technology architecture impacts • Delivery plans and cost estimates • Plan implementation • Complete testing • Migrate data • Enhance and simplify products/processes • Upgrade and configure systems • Expand infrastructure capacity • Decommission duplicate systems • Reduce products • Realise benefits 10% of initiatives 7% of initiatives 3% of apps DISCOVERY SIMPLIFY IMPLEMENT DECOMMISSION

UNITE: INITIATIVES COMPLETED

	OUTCOMES	COST	BENEFITS
MIDAS MIGRATION & DECOMMISSION	• Migrated WNZL FM platform to the WBC platform • Reduces cost and delivers better customer experience	$8m	~$5m p.a.
ELECTRONIC IDENTITY VERIFICATION	• Consolidated 20 Consumer identity verification processes to 1 • Biometric enablement of the electronic ID verification process	$20m	~$15m p.a.
MORTGAGE MULTI-OFFSET CAPABILITY	• Multiple offset accounts available for all eligible home loan customers • Gives customers greater choice and control over their finances	$15m	↑ CUSTOMER SATISFACTION
CONSOLIDATION OF ASIA WIB PLATFORMS	• Consolidated 2 versions of Asia BankTrade into 1 best system • Simplified processes while reducing risk and complexity	$5m	~$1m p.a.

13 Westpac Market Update March 2025

UNITE: INITIATIVES – FY25 FOCUS

	OUTCOMES	COST	BENEFITS
MORTGAGE SIMPLIFICATION[1]	• Migrates mortgage customers to a single suite of products, processes and applications	c.$450m	~$120m p.a.
DIGITAL BANKER[2]	• Extends Digital Banker capability to all bankers	c.$175m	↑ BANKER PRODUCTIVITY
ONE COLLECTIONS PLATFORM - ASSISTNOW	• Consolidates 7 collections systems to 1 strategic collections platform	c.$130m	~$25m p.a.
FRAUD OPERATIONS WORKFLOW SIMPLIFICATION	• Streamline from 4 workflow systems to 1 strategic solution	c.$40m	~$10m p.a.
ONE WEALTH PLATFORM[3]	• Asgard migration to Panorama to provide a consistent adviser and customer experience	c.$70m	~$40m p.a.

1 This includes 4 initiatives, including mortgage offsets which has completed. 2 This includes 2 initiatives. 3 Subject to BT Funds Management Limited board approval.

14 Westpac Market Update March 2025

SCOTT COLLARY CHIEF INFORMATION OFFICER

BUILDING CUSTOMER-CENTRED TECHNOLOGY

PRINCIPLES

BUILT TO CHANGE — EVERGREEN — AUTOMATED — DIGITAL TO THE CORE

OBJECTIVES	EXAMPLES
WORLD CLASS EXPERIENCES & PLATFORMS	• #1 mobile banking app[1] – improving customer experience • BizEdge[2] – to support faster business lending decisions • Westpac One – to support corporate transaction banking
BEST ENGINEERS & INFRASTRUCTURE	• Engineers operating in our modern environment rank in the top 20% globally • Simplified infrastructure and network environment
INTELLIGENT BANKING WITH AI & DATA	• Generative AI capabilities operating in Financial Markets and Mortgage Operations • Digital Banker Platform – to provide the right data to better serve customers
PROTECTING OUR CUSTOMERS	• Launch of SaferPay, Verify, SafeCall and SafeBlock • AI and automation used to detect suspicious patterns and risks
UNITE: MERGE OUR TECHNOLOGY	• Consolidating to the best of Westpac technology and capability • Common tools and playbook for reduced risk

1 The Forrester Digital Experience Review: Australian Mobile Banking Apps, Q3 2024. 2 Business lending platform

16 Westpac Market Update March 2025

TECHNOLOGY FOUNDATIONS SIMPLIFIED 17 6 TO 4 Private & Public cloud Westpac Market Update March 2025 $18m p.a. cost reduction Greater resilience and faster to market 9 TO 1 Networks $50m p.a. cost reduction 10x bandwidth with full redundancy ONE Developer platform Engineer productivity boosted by ~25% Engineers rank in the top 20% globally 6 TO 1 Desktop Platforms $7m p.a. cost reduction Evergreen desktop environment

COMPLETED IN FY24 UNITE: MERGE OUR TECHNOLOGY 18 Westpac Market Update March 2025 EXPERIENCE PRODUCTS & SERVICES PLATFORMS ENTERPRISE TECHNOLOGY FOUNDATIONS Developer platforms Networks Private & Public cloud Desktop platforms Workflow systems Collections systems Data platforms Customer onboarding Customer masters Payment captures Product originations Product processors Banker platforms to assist customers Online customer platforms From >180 IN PROGRESS >10 >60 >60 >20 >20 <6 <30 <20 <10 7 FY24 – FY28 To <60

Expected forward benefits: Rapid speed to market of AI use cases Lower cost of AI use cases Exceptional customer and staff experiences Guardrails embedded for AI Safe and easy AI experimentation INTELLIGENT BANKING WITH AI Business user with idea and data ‘Bring Your Own’ data Self-serve patterns Built-in guardrails World-class AI platforms Experiences for employees and customers At speed SCALING AI TO ACCELERATE SPEED TO MARKET 19 Westpac Market Update March 2025 UNITE MIGRATION TOOLS USING AGENTIC AI FINANCIAL CRIME COWORKERS RELATIONSHIP BANKER AI ASSISTANT WESTPAC KNOWLEDGE AI ASSISTANT EXAMPLES OF AI CAPABILITIES

ANTHONY MILLER CHIEF EXECUTIVE OFFICER

MEASURING PROGRESS

	METRIC	SEP-24 BASELINE	SEP-29 TARGET
SERVICE EXCELLENCE	Consumer NPS	#3	#1
	Business NPS	#3	#1
	WIB RSI[1]	n/a	#1
ONE BEST WAY	Complete UNITE on time	On track	Complete
	Complete UNITE on budget	$147m	35%-40% of total investment over FY25 to FY28
	Employee engagement	Top quartile	Top decile
PERFORM	Cost to income ratio relative to peers[2]	2.7ppts above	Less than peer average
	Return on tangible equity relative to peers[2]	1.2ppts below	Greater than peer average

1 Relationship Strength Index. 2 Excludes Notable Items.

The information on this page contains 'forward-looking statements' and statements of expectation reflecting Westpac's current views on future events. They are subject to change without notice and certain risks, uncertainties and assumptions which are, in many instances, beyond its control. They have been based upon management's expectations and beliefs concerning future developments and their potential effect on Westpac. Should one or more of the risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may differ materially from those expressed or implied in such statements. Investors should not place undue reliance on forward-looking statements and statements of expectation. Except as required by law, Westpac is not responsible for updating, or obliged to update, any matter arising after the date of this presentation.

21 Westpac Market Update March 2025

CONSUMER

CONSUMER PRIORITIES 23 Westpac Market Update March 2025 PERFORMANCE Grow market share in key segments Improve ROTE CUSTOMER Australia’s most advocated Consumer Bank Deeper customer relationships PEOPLE Simplify organisation with clear accountabilities TRANSFORMATION Simplify Consumer through UNITE One Best Way across all channels, products, and technology RISK Simplify products and processes to improve risk outcomes

BEST CHANNEL Westpac Market Update March 2025 UNITE OBJECTIVES: SIMPLIFYING CONSUMER – ONE BEST WAY BEST PRODUCT CONSUMER 24 1 The Forrester Digital Experience Review: Australian Mobile Banking Apps, Q3 2024 BEST TECH BEST PROCESS ~80 systems decommissioned 2 to 1 banker chat 5 to 1 staff digital servicing system #1 mobile app1 for all customers 1.7x to ~1x cost of change >90% reduction in origination pathways 193 to 45 products ~$300m p.a. expected savings FASTER SERVICE, INCREASED SALES, REDUCED RISK AND OPERATIONAL EFFICIENCY

25 CONSOLIDATED 20 PROCESSES TO 1 Westpac Market Update March 2025 CONSUMER • Quicker and easier way to complete ID checks • Pass rate improved by >10% • Faster and easier to onboard and serve customers • More time for quality customer conversations • Initiative cost $20m • Estimated savings $15m p.a. BETTER CUSTOMER EXPERIENCE IMPROVED EMPLOYEE EXPERIENCE INCREASED 1 2 3 SHAREHOLDER RETURN OUTCOMES BIOMETRICS ENABLED COMPLETED DEC-24 UNITE: BEST WAY DELIVERY PROOF POINT: ELECTRONIC IDENTITY VERIFICATION

UNITE: ONE BEST CHANNEL – #1 MOBILE BANKING APP[1] FOR ALL CUSTOMERS

CONSUMER

~1.8M ADDITIONAL CUSTOMERS GET THE #1 APP

INCREASED STABILITY, AVAILABILITY AND SECURITY

INITIATIVE COST ~$120M ESTIMATED BENEFITS $30m p.a.

MONEY MANAGEMENT

Financial Wellbeing

Personal finance tools

LOYALTY & REWARDS

Rewards Hub

Generating greater value for customers


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FRAUD & SCAMS

Verify & SafePay

Proactive fraud and scam prevention

SafeCall

In app calling capability

SafeBlock

Allowing customers to block accounts

1 The Forrester Digital Experience Review: Australian Mobile Banking Apps, Q3 2024

26 Westpac Market Update March 2025

UNITE: ONE BEST CHANNEL – DIGITAL BANKER, STAFF ASSISTED DIGITAL PORTAL[1]

CONSUMER

SINGLE BANKER PLATFORM
from 5 to 1 servicing platforms

MODULAR DESIGN ARCHITECTURE

PLANNED COMPLETION FY28

EXPECTED OUTCOMES

1 BETTER CUSTOMER EXPERIENCE

- View all customer activity across every channel
- Digital sales and service capability in physical channels

2 IMPROVED EMPLOYEE EXPERIENCE

- One digital portal to view, service and originate all customer needs
- Supporting 20,000 employees
- Compliant by design processes

3 INCREASED SHAREHOLDER RETURN

- Initiative costs ~$175m
- Increased banker productivity
- Foundational capability supporting 14 UNITE initiatives

1 This includes 2 initiatives.

27 Westpac Market Update March 2025

BUSINESS & WEALTH

BUSINESS & WEALTH PRIORITIES 29 Westpac Market Update March 2025 PERFORMANCE Balance growth and return Improve market share CUSTOMER Customer at the heart of everything we do Improve experience through BizEdge, Digital Banker and Invoice Financing PEOPLE Recruit 350 additional business bankers Amplify our people’s capability through the Business Performance Academy TRANSFORMATION Ten UNITE initiatives Drive simplification for our key customer journeys RISK Embed a proactive risk culture Actively manage risk as we grow BUSINESS & WEALTH

GROWTH INVESTMENT: BIZEDGE

BUSINESS & WEALTH

FAST, SIMPLE, DIGITAL LENDING ORIGINATION EXPERIENCE WITH A SINGLE VIEW OF CUSTOMER

SINGLE DIGITAL PLATFORM
Data captured once

GUIDED PATHWAYS
Intuitive and digitally enabled experience

FASTER CREDIT DECISIONS
Simple and convenient loan approvals

DIGITISED DOCUMENTS
Easy and secure

MANUAL STEPS AUTOMATED
Efficient end-to-end process

Total Investment FY24 to FY29

c.$300m

EXPECTED OUTCOMES

Reduce banker loan processing time by	Reduce TTD[1] by	Decommission Legacy systems and tools
~50%	**~60%**	**27+**

1 Time to unconditional lending decision.

30 Westpac Market Update March 2025

EXPECTED OUTCOMES 31 BETTER DIGITAL EXPERIENCES SIMPLIFY TECHNOLOGY Westpac Market Update March 2025 UNITE OBJECTIVES BUSINESS & WEALTH Product processors reduced 10 to 6 Banker platforms consolidated >10 to 3 Online banking platforms consolidated 4 to 2 Cost of change reduced by 1.7x to ~1x Reduction in products & process > 50% ONE Private Bank Wealth Platform Share Trading Platform Merchants Business

UNITE: ONE PRIVATE BANK

BUSINESS & WEALTH

3 BRANDS TO 1 DISTINCTIVE BRAND	SIMPLIFIED BUSINESS MODEL	85% OF CUSTOMER TRANSITIONS COMPLETED[1]

EXPECTED OUTCOMES

1 BETTER CUSTOMER EXPERIENCE

- Enhanced proposition and digital experience
- Higher customer advocacy

2 IMPROVED EMPLOYEE EXPERIENCE

- Processes and systems reduced by ~50%
- High staff engagement

3 INCREASED SHAREHOLDER RETURN

- Initiative cost ~$5m
- Facilitate above market growth of balance sheet and investment FUA

1 Based on balances. Expected to be completed in FY25.

32 Westpac Market Update March 2025

UNITE: ONE WEALTH PLATFORM

BUSINESS & WEALTH

ONE CONTEMPORARY WEALTH PLATFORM

STREAMLINED ADVISER AND CUSTOMER EXPERIENCE

MIGRATE CUSTOMERS FROM ASGARD TO PANORAMA BY FY26[1]

EXPECTED OUTCOMES

1 BETTER CUSTOMER EXPERIENCE

- Improved experience and market leading mobile technology
- Modern security features
- Increased NPS

2 IMPROVED EMPLOYEE EXPERIENCE

- Simplified operating and service model
- Simplified risk management

3 INCREASED SHAREHOLDER RETURN

- Initiative cost ~$70m
- Estimated benefits $40m p.a.
- Simplified technology roadmap

1 Subject to BT Funds Management Limited Board approval.

33 Westpac Market Update March 2025

WIB

WIB PRIORITIES Westpac Market Update March 2025 WIB PERFORMANCE Maintain ROTE Grow market share in core products & segments CUSTOMER Deepen customer relationships, RSI #1 Deliver market leading digital experience PEOPLE Maintain top quartile engagement Employer of choice RISK Complete CORE transition Maintain proactive risk culture and capability TRANSFORMATION Delivery of Westpac One UNITE enablement and deliver tech and process simplification 35

EXPECTED OUTCOMES ENHANCED CUSTOMER & BANKER EXPERIENCE IMPROVE DIGITAL & DATA CAPABILITIES SIMPLIFY & CONSOLIDATE TECHNOLOGY Westpac Market Update March 2025 UNITE OBJECTIVES WIB Deal routing and post-trade systems consolidated 8 to 2 Trade finance systems merged 2 to 1 Trade data integration interface consolidation 500 to 1 KYC platforms merged 3 to 1 Payments ecosystem simplified & core processors consolidated 4 to 2 36

Liquidity and Cash Management Domestic and International Payments Transaction and Investment Accounts GROWTH INVESTMENT: WESTPAC ONE MODULAR CAPABILITIES Investment Cost c.$400m FX Trade Treasury Loans Receivables Insights Onboarding & Servicing Dec 2025 Dec 2026 Dec 2027 37 Westpac Market Update March 2025 WIB Enhanced digital experience Leading transaction banking capability Operational risk reduced Balance sheet growth EXPECTED OUTCOMES

EXPECTED OUTCOMES INVESTMENT: PAYMENTS Reduced cost to run and change technology Customer advocacy UNITE enablement Balance sheet growth • Simplification & modernisation of payments ecosystem: Domestic and International payments consolidated from 4 to 2 • Planned completion: Dec-28 • Investment cost: c.$750m from FY22 to FY28 SCOPE • Market leading capability: Refreshed digital FX offering • System resilience: Greater redundancy in wholesale and international payments • Scheme compliance: Westpac Group fully ISO compliant INTERNATIONAL PAYMENTS • Market leading capability: Full suite of real-time payment services available now • System resilience: Increase real-time payment capacity by 5x • Scheme compliance: Consumer protection against fraud and scams DOMESTIC PAYMENTS 38 Westpac Market Update March 2025 WIB

TECHNOLOGY- UNITE

DISCOVERY Governance Sequencing Resourcing End-to-end capabilities centralised across Business, Tech & Data Focused delivery on core merge & simplify initiatives Ensuring adequate resourcing and capability in place REFINED INTEGRATED ROADMAP AND PLAN 40 Westpac Market Update March 2025 UNITE: TECHNOLOGY DISCOVERY PHASE REFINEMENTS TECHNOLOGY

RE-EVALUATION OF 3 TO 2 DEPOSIT PROCESSORS IMPROVEMENTS SINGLE DEPOSIT PROCESSOR Moved to a data migration-led approach Used one best way single view of customer Decommission an additional legacy system Focused on customer journey Reduced delivery risk Enhanced banker experience Reduced cost of change and faster time to market Improved customer experience Integration-led approach Many views of customers Additional legacy systems Confusing customer experience 41 Westpac Market Update March 2025 UNITE: DISCOVERY EXAMPLE – 3 TO 1 DEPOSIT PROCESSOR TECHNOLOGY

UNITE APPROACH 42 SIGNIFICANTLY REDUCED RISK THROUGH FOCUSING ON MERGE AND SIMPLIFY TECHNOLOGY 82% 17% 1% UNITE SPEND BY ACTIVITY Merge Simplify Modernise MERGE SIMPLIFY • One deposit processor • One private bank • One wealth platform • One customer master file • One digital banker system • Remove in stack duplication • Electronic Identity Verification • Consolidate domestic payment processing LOWER RISK THAN MODERNISE AND NEW BUILD Westpac Market Update March 2025

UNITE: CONSOLIDATED 20 IDENTITY VERIFICATION PROCESSES TO 1 43 Westpac Market Update March 2025 TECHNOLOGY FY23 FY24 1Q25 DISCOVERY • 20 different verification processes used in Consumer • Inconsistent customer experience • New KYC requirements drove multiple changes • $5.2m spent on compliance changes in FY22 SIMPLIFY Build capability • Deliver a single digital IDHub based on customer needs • Partnered with a service partner to link to multiple data sources • Biometrics enabled • Australian Banking Association Scams-Safe Accord compliant Simplify process • Consolidated 20 to 1 electronic ID verification processes • Improved ID pass rate by >10%

INVESTOR RELATIONS TEAM – CONTACT US INVESTOR RELATIONS CONTACT SHARE REGISTRY CONTACT For all shareholding enquiries relating to: • Address details and communication preferences • Updating bank account details, and participation in the dividend reinvestment plan For all matters relating to Westpac’s strategy, performance and results 1800 804 255 westpac@linkmarketservices.com.au investorcentre.linkmarketservices.com.au +61 2 9178 2977 investorrelations@westpac.com.au westpac.com.au/investorcentre 44 Lucy Wilson Head of Corporate Reporting and ESG Catherine Garcia Head of Investor Relations, Institutional Arthur Petratos Manager, Shareholder Services Laura Babaic Graduate, Investor Relations Jacqueline Boddy Head of Debt Investor Relations Justin McCarthy General Manager, Investor Relations James Wibberley Manager, Investor Relations Nathan Fontyne Senior Analyst, Investor Relations Westpac Market Update March 2025

DISCLAIMER 45 Westpac Market Update March 2025 The material contained in this presentation is general and is supplied in summary form and is therefore not necessarily complete. It is not intended that it be relied upon as advice to investors or potential investors, who should consider seeking independent professional advice depending upon their specific investment objectives, financial situation or particular needs. The material contained in this presentation may include information derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. All amounts are in Australian dollars unless otherwise indicated. This presentation contains statements that constitute “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934. Forward-looking statements are statements that are not historical facts. Forward-looking statements appear in a number of places in this presentation and include statements regarding our intent, belief or current expectations with respect to our technology simplification program. We use words such as ‘will’, ‘may’, ‘expect’, ‘intend’, ‘seek’, ‘would’, ‘should’, ‘could’, ‘continue’, ‘plan’, ‘estimate’, ‘anticipate’, ‘believe’, ‘probability’, ‘indicative’, ‘risk’, ‘aim’, ‘outlook’, ‘forecast’, ‘f’cast’, ‘f’, ‘assumption’, ‘projection’, ‘target’, ‘goal’, ‘guidance’, ‘objectives’, ‘ambition’, or other similar words to identify forward-looking statements, or otherwise identify forward-looking statements. These forward-looking statements reflect our current views on future events and are subject to change, certain known and unknown risks, uncertainties and assumptions and other factors which are, in many instances, beyond our control (and the control of our officers, employees, agents and advisors), and have been made based on management’s expectations or beliefs concerning future developments and their potential effect upon us. Any future benefits or objectives of the UNITE program and other priorities described in this presentation are subject to a number of assumptions, including that the technology simplification will result in a better customer experience, reduced costs, reduced costs of change and lower risks with all other things being equal. Those benefits or objectives may also not arise or be met until after a period of investment and may not occur in a linear manner. Information in this presentation as to the timing of the UNITE program and other priorities are subject to ongoing testing and validation as the program progresses. The future timing and costs of the UNITE program and other priorities may also be adversely impacted by a variety of matters, both in and outside of our control, including, without limitation, mandatory regulatory change. Forward-looking statements may also be made, verbally or in writing, by members of Westpac’s management or Board in connection with this presentation. Such statements are subject to the same limitations, uncertainties, assumptions and disclaimers set out in this presentation. There can be no assurance that future developments or performance will align with our expectations or that the effect of future developments on us will be those anticipated. Actual results could differ materially from those we expect or which are expressed or implied in forward-looking statements, depending on various factors including, but not limited to, those described in the section titled ‘Risk factors' in our 2024 Annual Report available at www.westpac.com.au. When relying on forward-looking statements to make decisions with respect to us, investors and others should carefully consider such factors and other uncertainties and events. Except as required by law, we assume no obligation to revise or update any forward-looking statements contained in this presentation, whether from new information, future events, conditions or otherwise, after the date of this presentation.